Dreyfus
100% U.S. Treasury
Money Market Fund

SEMIANNUAL REPORT June 30, 2008



 BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus 100% U.S. Treasury Money Market Fund, covering the six-month period from January 1, 2008, through June 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets have encountered heightened volatility in an ongoing credit crisis, the Federal Reserve Board's accommodative monetary policy and innovative measures to inject liquidity into the banking system have helped to mitigate some of the market instability directly caused by the ongoing credit situation. But a degree of economic uncertainty still remains throughout other long-term asset classes, and the result has been record asset flows into the money markets from investors seeking a relatively safe haven.

While the FOMC continued to reduce the overnight rate through to its meeting on April 30, it maintained the current level of 2% at its latest meeting on June 25. Statements from that meeting suggested that it intends on remaining in a holding pattern in an attempt to help alleviate inflationary pressure. So now, money market asset managers continue to monitor future economic data and the fed futures markets for indications of what to expect with regards to current yields and interest rates. In times like these, your financial advisor can help you assess current risks and your need for liquidity, and take advantage of potential long-term opportunities in other asset classes, given your individual needs and financial goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
July 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2008, through June 30, 2008, as provided by Bernard W. Kiernan, Jr., Senior Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended June 30, 2008, Dreyfus 100% U.S. Treasury Money Market Fund produced an annualized yield of 1.95%. Taking into account the effects of compounding, the fund provided an annualized effective yield of 1.97% for the same period.[1]

Money market yields declined over much of the reporting period as the Federal Reserve Board (the "Fed") continued to reduce short-term interest rates in an attempt to stimulate U.S. economic growth during an economic downturn and persistent credit crisis.

The Fund's Investment Approach

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund invests only in U.S. Treasury securities.

The Fed Addressed an Economic Slump and Credit Crisis

Turmoil in the sub-prime mortgage market, slumping U.S. housing markets and resurgent energy prices already had led to economic concerns by the start of 2008, causing investors to reassess their attitudes toward risk and sparking sharp declines among stocks and higher-yielding bonds. The resulting tightness in credit markets and heavy sub-prime related losses among global financial institutions prompted the Fed to reduce short-term interest rates in an attempt to forestall further economic weakness. As a result, 2008 began with an overnight federal funds rate of 4.25%, down from 5.25% a few months earlier.

The economy continued to show signs of strain in January, including the first monthly job losses in more than four years. Congress passed legislation designed to stimulate the economy, and the Fed reduced the federal funds rate by 125 basis points, to 3.00%, in two separate moves during the latter part of the month. However, more job losses were reported in February, and pressures on U.S. financial institutions remained intense from deleveraging among institutional investors and falling real estate values.

In March, non-farm payrolls shrank by another 80,000 jobs, driving the total number of lost jobs during the first quarter of 2008 to 232,000, and the unemployment rate climbed to 5.10% from 4.80% in February. The Fed continued to take aggressive policy action during the month, reducing the federal funds rate to 2.25%. In addition, the Fed announced an expansion of its Term Securities Lending Facility, making $200 billion of Treasury securities available to Wall Street firms in an unprecedented program that allowed borrowers to use certain mortgage-backed securities as collateral. The first quarter ended with a GDP growth rate of 1.00%.

More job losses followed in April, and the Fed continued to reduce the federal funds rate, driving the overnight rate down a quarter-point to 2.00%. However, inflation accelerated along with crude oil and food prices, and businesses attempted to pass along higher input costs to their customers. As inflationary pressures intensified, some analysts began to forecast that the Fed's next move would be toward higher short-term interest rates.

Economic data in May was mixed. On one hand, the U.S. economy lost an additional 49,000 jobs, the unemployment rate jumped to 5.50% and the average cost of gasoline in the United States surpassed $4.00 per gallon. On the other hand, retail sales improved by an unexpected 1.00% during the month, suggesting that tax rebate checks might be having the desired effect of boosting consumer spending.

June proved to be a difficult month for the U.S. economy and financial markets. Reports of 62,000 additional job losses, further declines in home prices and revelations of new sub-prime related write-downs among major banks sparked renewed volatility in the stock and bond markets and largely dashed expectations of a rate hike over the foreseeable future. For its part, the Fed left the federal funds rate unchanged at 2.00% in late June, citing uncertainty about the inflation outlook.

Longer Maturities Captured Higher Yields

As the credit crisis unfolded and the Fed cut short-term interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments. Moreover, demand for money market instruments surged from investors engaged in a "flight to quality." In this environment, we maintained the fund's weighted average maturity in a position we considered longer than industry averages.

At this uncertain juncture, the Fed and market participants will be closely watching economic data for signs of renewed strength and a moderation of inflation. The fund continues to monitor developments and stands ready to make adjustments to its portfolio as it deems appropriate.

July 15, 2008

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus 100% U.S. Treasury Money Market Fund from January 1, 2008 to June 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2008

Expenses paid per $1,000†	$ 3.00
Ending value (after expenses)	$1,009.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2008

Expenses paid per $1,000†	$ 3.02
Ending value (after expenses)	$1,021.88

† *Expenses are equal to the fund's annualized expense ratio of .60%, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2008 (Unaudited)

U.S. Treasury Bills−99.9%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
7/3/08	2.69	7,000,000	6,998,967
7/10/08	1.20	94,900,000	94,871,578
7/17/08	1.09	99,000,000	98,952,040
7/24/08	2.12	35,000,000	34,953,208
7/31/08	1.59	24,404,000	24,371,685
8/14/08	2.03	21,000,000	20,948,410
8/21/08	2.04	11,600,000	11,566,887
8/28/08	1.39	43,000,000	42,904,397
9/4/08	1.51	141,752,000	141,368,160
9/11/08	1.91	59,000,000	58,775,800
9/18/08	1.91	100,000,000	99,581,958
10/2/08	1.54	103,000,000	102,593,073
11/13/08	1.83	110,000,000	109,253,375
12/4/08	2.04	17,000,000	16,851,194
12/11/08	2.13	58,000,000	57,447,204
Total Investments (cost $921,437,936)		**99.9%**	**921,437,936**
Cash and Receivables (Net)		**.1%**	**915,717**
Net Assets		**100.0%**	**922,353,653**

Portfolio Summary (Unaudited)†

	Value (%)
U.S. Treasury Bills	**99.9**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	921,437,936	921,437,936
Cash		3,905,708
Prepaid expenses		19,360
		925,363,004
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		438,402
Payable for shares of Beneficial Interest redeemed		2,504,841
Accrued expenses		66,108
		3,009,351
Net Assets ($)		**922,353,653**
Composition of Net Assets ($):		
Paid-in capital		922,351,761
Accumulated net realized gain (loss) on investments		1,892
Net Assets ($)		**922,353,653**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial interest authorized)		922,063,207
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2008 (Unaudited)

Investment Income ($):	
Interest Income	**9,537,152**
Expenses:	
Management fee–Note 2(a)	1,948,240
Shareholder servicing costs–Note 2(b)	239,577
Trustees' fees and expenses–Note 2(c)	48,927
Custodian fees–Note 2(b)	31,985
Professional fees	30,100
Registration fees	27,720
Miscellaneous	2,284
Total Expenses	**2,328,833**
Less–reduction in fees due to earnings credits–Note 1(b)	(9,209)
Net Expenses	**2,319,624**
Investment Income–Net	**7,217,528**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**12,565**
Net Increase in Net Assets Resulting from Operations	**7,230,093**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007
Operations ($):		
Investment income–net	7,217,528	24,101,481
Net realized gain (loss) on investments	12,565	67,894
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,230,093**	**24,169,375**
Dividends to Shareholders from ($):		
Investment income–net	**(7,217,528)**	**(24,233,499)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	671,010,377	470,388,164
Dividends reinvested	6,827,632	23,245,675
Cost of shares redeemed	(359,768,213)	(452,426,688)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**318,069,796**	**41,207,151**
Total Increase (Decrease) in Net Assets	**318,082,361**	**41,143,027**
Net Assets ($):		
Beginning of Period	604,271,292	563,128,265
End of Period	**922,353,653**	**604,271,292**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended June 30, 2008 (Unaudited) | Year Ended December 31, | | | | |
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.010	.041	.040	.023	.006	.005
Distributions:						
Dividends from investment income−net	(.010)	(.041)	(.040)	(.023)	(.006)	(.005)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.97[a]	4.16	4.07	2.28	.57	.46
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.60[a]	.65	.70	.68	.69	.67
Ratio of net expenses to average net assets	.60[a,b]	.65[b]	.70[b]	.68[b]	.69	.67
Ratio of net investment income to average net assets	1.85[a]	4.05	4.00	2.24	.55	.47
Net Assets, end of period ($ x 1,000)	922,354	604,271	563,128	592,002	667,492	800,550

[a] *Annualized.*
[b] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus 100% U.S. Treasury Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser. MBSC Securities Corporation (the "Distributor") a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Act. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of June 30, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1–Quoted Prices	0
Level 2–Other Significant Observable Inputs	921,437,936
Level 3–Significant Unobservable Inputs	0
Total	**921,437,936**

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended June 30, 2008.

As of and during the period ended June 30, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended December 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $10,673 available for federal income tax to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, the carryover expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2007 was all ordinary income. The tax character of current year distributions will be determined at the end of the current year.

At June 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended June 30, 2008, the fund was charged $164,499 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2008, the fund was charged $99,607 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended June 30, 2008, the fund was charged $8,248 pursuant to the cash management agreement.

The fund compensates The Bank of New York under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2008, the fund was charged $31,985 pursuant to the custody agreement.

During the period ended June 30, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $372,668, shareholder services plan fees $2,000, custody fees $26,953, chief compliance officer fees $2,820 and transfer agency per account fees $33,961.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

For More Information

Dreyfus
100% U.S. Treasury
Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DUSXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund will disclose daily, on www.dreyfus.com, the fund's complete schedule of holdings as of the end of the previous business day. The schedule of holdings will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the date of the posted holdings.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0071SA0608